[redacted]

10028397 S COMMISSION
549

BB 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

FACING PAGE

SEC FILE NUMBER
8-48587

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KUN-LUN DEVELOPMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6080 Stewart Avenue
(No. and Street)

Fremont (City) California (State) 94538 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo - President (510) 661-0260
(Area Code - Telephone No.)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

Washington, DC
107

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BB 3/4

OATH OR AFFIRMATION

I, Gilbert Kuo - President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kun-Lun Development Corporation, (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gilbert Kuo

Gilbert Kuo - President

Sworn and subscribed to before me this 20th day of February, 2010.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 – 12

PLEASE SEE ATTACHED NOTARY

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Contra Costa

On February 20 2010 before me, Carol Diane Stepanovich, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Gilbert Kuo
Name(s) of Signer(s)

CAROL DIANE STEPANOVICH
Commission # 1655232
Notary Public — California
Contra Costa County
My Comm. Expires Apr 25, 2010

Place Notary Seal and/or Stamp Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Gilbert Kuo
- ☐ Corporate Officer — Title(s): President
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kun-Lun Development Corporation

We have audited the accompanying balance sheet of Kun-Lun Development Corporation as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kun-Lun Development Corporation at December 31, 2009, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 16, 2010

KUN-LUN DEVELOPMENT CORPORATION
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash	$ 7,193
Deposit at clearing broker	53,250
Securities owned, at fair value	510,000
Receivables	657
Furniture & office equipment, net	1,617
Total Assets	$ 572,717

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to clearing broker	$ 204,156
Deferred tax liabilities	97,335
Total Liabilities	301,491
Contingencies	-
Stockholder's Equity:	
Common stock - no par value 50,000,000 shares authorized, 6,300,000 shares issued and outstanding	600,000
Accumulated (deficit)	(550,109)
Accumulated other comprehensive income	221,335
Total Stockholder's Equity	271,226
Total Liabilities and Stockholder's Equity	$ 572,717

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 12,985
Interest Income	14,628
Other income	99
Realized gain on securites sold	69,252
Total Revenues	96,964
Costs and Expenses:	
Insurance	19,684
Professional	10,238
Commission	7,131
Travel & entertainment	5,797
Computer	5,464
Clearing	5,222
Interest	3,887
Telephone	3,150
Automobile	3,006
Rent	1,200
Regulatory	915
Office	858
Taxes	764
Depreciation	458
Total Costs and Expenses	67,774
Net Income	29,190
Other Comprehensive Income:	
Unrealized gain on securities	55,987
Deferred income taxes	(22,395)
Total Other Comprehensive Income:	33,592
Total Comprehensive Income	$ 62,782

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:		
Net Income	$	29,190
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		458
Accumulated other comprehensive income		33,592
Changes in operating assets and liabilities:		
Decrease in receivables		1,444
(Increase) in clearing deposits		(83)
(Decrease) in payable to clearing broker		(15,084)
Increase in deferred tax liability		22,395
Net cash provided by operating activities		71,912
Cash flows from investing activities:		
Equipment purchased		(1,209)
Cost of securities purchased		(70,200)
Net cash (used) by investing activities		(71,409)
Cash flows from financing activities:		-
Net increase in cash		504
Cash at beginning of year		6,690
Cash at end of year	$	7,193

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Accumulated (deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balances, January 1, 2009	$ 600,000	$ (579,299)	187,743	$ 208,444
Net income for the year	-	29,190	-	29,190
Other comprehensive income	-	-	33,592	33,592
Balances, December 31, 2009	$ 600,000	$ (550,109)	221,335	$ 271,226

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

Kun-Lun Development Corporation (the "Company") is a California company formed in 1995 as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Securities transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis. The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Southwest Securities Inc. (SSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of demand deposits with a commercial bank which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Comprehensive Income

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of stockholder's equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the unrealized gain (loss) to be included in other comprehensive income (loss).

Investments Available for Sale

Investments available for sale consist of equity securities not classified as trading securities of as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity as comprehensive income, until realized. At December 31, 2009 the fair value of investments available for sale amounted to $510,000.

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses recognized on a settlement-date basis are not materially different from a trade-date basis.

Clearing Deposit

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. The Company clears its transactions through Southwest Securities; there is $53,250 clearing deposit at December 31, 2009.

Furniture and Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed under the straight-line method over estimated useful lives of 5 to 7 years. Total accumulated depreciation at December 31, 2009 was $99,323.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes as proscribed by FASB ASC 740-10-1 through 25, (formerly SFAS No. 109) , "Accounting for Income Taxes". Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carry-forwards.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2009, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Fair Value Measurement

Securities owned are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company is in compliance with FASB ASC 820-5-1 (formerly SFAS No. 157) In determining the value of monetary assets. Since the only assets of the Company, to which FASB ASC 820-5-1 might apply are marketable securities and these securities have readily attainable published values.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $180,353, which was $80,353 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information it receives from its clearing broker on a daily basis.

5. PAYABLE TO CLEARING BROKER

The payable to the clearing broker of $204,156 is for margin loans collateralized by securities owned. The interest rate charged by the clearing broker on this loan is the federal funds rate plus 2.949%.

6. RISK CONCENTRATION

At December 31, 2009, securities owned at fair value include 25,000 shares of Intel Corporation common stock (valued at $510,000).

KUN-LUN DEVELOPMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total stockholder's equity	$ 271,226
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net	(1,617)
Other additions:	
Deferred taxes related to unrealized gains included in net capital	59,095
Net capital before haircuts on securities positions	328,704
Haircuts on securities positions	(76,500)
Undue concentration	(71,851)
Net Capital	$ 180,353
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 301,491
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 20,099
Minimum net capital required	$ 100,000
Excess net capital	$ 80,353
Excess net capital at 1,000%	$ 150,204
Percentage of aggregate indebtedness to net capital is	167%

The above computation agree with the December 31, 2009 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kun-Lun Development Corporation

In planning and performing our audit of the financial statements and supplementary information of Kun-Lun Development Corporation (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 16, 2010

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

KUN-LUN DEVELOPMENT CORPORATION

(SEC I.D. No. 8-48587)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL